Corgi International Limited Announces $39.3 million of Debt and Equity Financings

Wednesday January 9, 9:11am ET

HONG KONG -- (BUSINESS WIRE) -- Corgi International Limited. (NASDAQ GM: CRGI), a leader in pop culture collectibles, gifts and toys, announced today the completion of approximately $39.3 million in debt and equity financings.

Michael Cookson, Chief Executive Officer for Corgi International Limited, stated:

“We are extremely pleased to have completed these financings, which we believe positions us well to execute our growth plans for the future and leverage the combined channels and assets of our merged companies. Our investors and financial institutions have been responsive in supporting the Company at this time.”

On Tuesday, January 8, 2008, Corgi finalized arrangements for a three-year asset based credit facility with Burdale Financial Limited (“Burdale”), a member of Bank of Ireland Group for a maximum credit availability of approximately $30 million. Commenting on the financing, Dennis Levine, Chief Executive Officer at Burdale said:

“We have put together a tailored and complete financial funding program, working with Corgi’s existing lenders and investors. Burdale looks forward to working with the Corgi management team as they execute their expansion plans.”

Alongside the Burdale financing, the Company's existing lenders, Barclays Bank PLC, Ropart Asset Management Fund LLC ("RAM") and Gateway Trade Finance LLC each agreed to extend the maturity of their existing credit facilities with the Company and Gateway agreed to provide up to $3.3 million of inventory financing for at least one year. In connection with the RAM extension, the Company granted RAM a warrant to purchase 200,000 American Depositary Shares ("ADSs") with an exercise price at par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS).

Also, on Tuesday, January 8, 2008, Corgi closed a $2.2 million equity financing in a private placement of its ADSs to existing investors for $1.00 per ADS for a total of 2.2 million ADSs of which $200,000 was in exchange of existing bridge indebtedness. The Company agreed to register the ADSs for resale with the SEC within 90 days.

In addition, pursuant to an exchange agreement dated December 21, 2007, in a private placement, Corgi converted approximately $469,854 of existing bridge indebtedness into approximately 231,445 ADSs at $2.03 per ADS (the closing NASDAQ per share price for our ADSs on December 20, 2007).

On November 9, 2007, the Company secured approximately $974,172 of bridge financing with an interest rate of 15% per annum. The Company also issued in connection with the bridge financing an aggregate of 97,417 warrants with an exercise price of par value or $3.00 Hong Kong dollars (or approximately $0.38 per ADS). As described above, Corgi converted approximately $469,854 of the bridge financing into ADSs at $2.03 per ADS and $200,000 at $1.00 per ADS. The remaining bridge loan willl be repaid in full.

About Corgi International

Corgi International is a global Pop Culture company, which develops and markets innovative and high-quality licensed and unlicensed toys, gifts and collectables with broad appeal to a consumer demographic ranging from 8 to 88 years of age via direct, specialty, hobby, collector and mass retail channels worldwide. The Company’s line of products range from premium entertainment prop replicas and limited edition adult memorabilia to traditional toys and gift merchandise for young adults.

The company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International also has partnerships with cutting edge technology innovators around the world.

The Company was formed in December 2006 through the merger of Master Replicas, Corgi Classics, and Cards Inc, with its headquarters in Hong Kong, and operations in Walnut Creek, California and Chicago, USA, and in Watford and Leicester, UK.

About Burdale Financial Limited

Burdale Financial Limited, a wholly owned subsidiary of Bank of Ireland, is a leader in Comprehensive Asset-Based Lending ("CABL") operating in the UK, Europe and the US. CABL is one of the most advanced forms of asset-based commercial finance and a powerful way of leveraging a company's underlying assets. Burdale has a strong track record of providing innovative and flexible tailored funding structures to businesses implementing turnaround and restructuring plans. Burdale also provides transactional funding to support MBO/MBIs, corporate acquisitions, full or partial VC exits and cash-outs. These businesses may be capital-intensive, asset-backed, rapidly expanding, highly leveraged or underperforming.

44 professionals are employed at offices located in London, Manchester and Birmingham in the UK and Stamford, Connecticut in the US.

www.burdale.co.uk

Caution Regarding Forward-Looking Statements

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International Limited’s products, changes in economic conditions, dependence on certain customers and licensing partners and loss of such licensing partners, and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on October 15, 2007. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Contact:

Corgi International Limited

Jack Lawrence, 925-975-1500

Chief Operating Officer and Chief Financial Officer

or

Burdale / Bank of Ireland

Carol Gregory, +353 1 604 4091

Marketing Manager

Bank of Ireland Corporate Banking

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Source: Corgi International Limited

Chris Danne

The Blueshirt Group

415-217-5865